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                               October 21, 2021

       Ngai Ngai Lam
       Chief Executive Officer
       China Liberal Education Holdings Ltd
       Room 1618 Zhongguangcun MOOC Times Building
       18 Zhongguangcun Street, Haidian District
       Beijing, People   s Republic of China 100190

                                                        Re: China Liberal
Education Holdings Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Response dated
September 13, 2021
                                                            File No. 1-39259

       Dear Ms. Lam:

              We have reviewed your September 13, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 21, 2021 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2020

       Item 3. Key Information, page 6

   1.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations and/or the value of
your common stock or could significantly limit or completely hinder your ability to offer
or continue to offer securities to investors and cause the value of such securities to
significantly decline or be worthless. Your disclosure should address how recent statements and
regulatory actions by China   s government, such as those related to
                                                        the use of variable
interest entities and data security or anti-monopoly concerns, has or may impact the company
 s ability to conduct its business, accept foreign investments, or
 Ngai Ngai Lam
FirstName LastNameNgai    Ngai Lam
China Liberal Education Holdings Ltd
Comapany
October 21,NameChina
            2021       Liberal Education Holdings Ltd
October
Page 2 21, 2021 Page 2
FirstName LastName
         list on an U.S. or other foreign exchange. This summary should address, but not necessarily be limited to, the risks highlighted in the forward-looking information.
2. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
3. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue your securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
4. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S.
         investors.
Item 3D. Risk Factors, page 9

5. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks elsewhere. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China based issuers, which could result in a material change in your operations and/or the value of your securities.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6.       Given the Chinese government   s significant oversight and discretion
over the conduct of
 Ngai Ngai Lam
China Liberal Education Holdings Ltd
October 21, 2021
Page 3
       your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
7. In light of recent events indicating greater oversight by the Cyberspace Administration of
       China over data security, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Consolidated Statements of Cash Flows, page F-6

8.     We note your response to comment 1. Please address the following:
           You state that deferred offering costs were charged to shareholders equity upon the completion of the IPO. This appears to be a non-cash transaction. Please tell us why you are reflecting the change in deferred initial public offering costs of $624,747 as an operating cash inflow; and
           Provide us with the all of the journal entries made relating to the $1.1 million mistaken payment made by Ms. Ngai Ngai Lam. Also, tell us if the due from a related party account was impacted.

      You may contact Ta Tanisha Meadows at (202) 551-3322 or Joel Parker at
(202) 551-
3651 with any questions.



                                                              Sincerely,
FirstName LastNameNgai Ngai Lam
                                                              Division of
Corporation Finance
Comapany NameChina Liberal Education Holdings Ltd
                                                              Office of Trade &
Services
October 21, 2021 Page 3
cc:       Ying Li, Esq., Hunter Taubman Fischer & Li LLC
FirstName LastName